Form SBSE-A

Supplemental Response: Question 7

Applicant Name: BNP Paribas SA
Date: 01/20/2023
NFA No. : 0247694

BNP Paribas, Europe's leading provider of banking and financial services, has four domestic Retail Banking markets in Europe, namely in France, Belgium, Italy and Luxembourg. It operates in 65 countries and has close to 190,000 employees, including nearly 145,000 in Europe. BNP Paribas holds key positions in its two main businesses: (1) Retail Banking and Services, which includes: (a) Commercial, Personal Banking & Services (CPBS), comprising: (i) French Retail Banking, (ii) BNL banca commerciale, (iii) Italian retail banking, (iv) Belgian Retail Banking, and (v) Other Domestic Markets activities including Arval, BNP Paribas Leasing Solutions, BNP Paribas Personal Investors, Nickel and Luxembourg Retail Banking; and (b) Investment & Protection Service (IPS), comprising: (i) Europe-Mediterranean, (ii) BancWest, (iii) Personal Finance, (iv) Insurance, (v) Wealth and Asset Management; and (2) Corporate and Institutional Banking, comprised of: (a) Corporate Banking, (b) Global Markets, and (c) Securities Services.

BNP Paribas SA is the parent company of the BNP Paribas Group.